This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated February
26, 2004 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the
Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of
Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Creative Host Services, Inc.

at

$3.40 Net Per Share

by

Yorkmont Five, Inc.

a wholly owned indirect subsidiary of

Compass Group USA Investments, LLP

     Yorkmont Five, Inc., a California corporation (“Purchaser”) and wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Parent”), is offering to purchase all the outstanding shares of common stock, no par value (“Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a price of $3.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to Computershare Trust Company of New York (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of the Shares pursuant to the Offer. Shareholders who hold their Shares through brokers, dealers, banks, trust companies or other nominees should consult such institutions to determine whether they charge any service fees for tendering such Shares. Purchaser will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Following the consummation of the Offer, Purchaser intends to effect the Merger described below.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 25, 2004, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that would represent at least 90% of all outstanding Shares on the date of purchase (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions. See Section 14 of the Offer to Purchase. In the event the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, and more than 50% but less than 90% of the Shares then outstanding are validly tendered pursuant to the Offer and not withdrawn, Purchaser and Parent will, as described in the Offer to Purchase, either extend the Offer, exercise the Option Agreement and purchase enough Shares such that Purchaser would own one Share more than 90% of all Shares outstanding, or amend the Offer so that it is conditioned upon there being validly tendered and not withdrawn before the expiration of the Offer a number of shares equal to 49.9% of the Shares then outstanding (“Revised Minimum Condition”).

     The Offer is being made under the terms of an Agreement and Plan of Merger dated February 18, 2004, as amended (the “Merger Agreement”), among Parent, Purchaser and the Company, under which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned indirect subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under California law) will be converted into the right to receive $3.40 per Share or such greater amount as may be paid pursuant to the Offer in cash, without interest. If, pursuant to the Offer, Purchaser does not acquire a sufficient number of Shares to satisfy the Minimum Condition, then under certain circumstances described in the Offer to Purchase, Parent and Purchaser will solicit the approval of the Merger and the Merger Agreement by a majority vote of the shareholders of the Company pursuant to the California General Corporation Law, as amended (the “CGCL”).

     In connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement with a management shareholder and a Tender Agreement with another shareholder of the Company, each dated February 18, 2004 (collectively, the “Tender Agreements”). Pursuant to the Tender Agreements, these individuals have agreed to tender the 3,562,668 Shares owned by them (the “Committed Shares”) in the Offer. The Committed Shares represented approximately 40.3% of all outstanding Shares on February 18, 2004.

     The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interest of, the Company’s shareholders, (b) approved and adopted the Merger Agreement, the Option Agreement (as defined in the Offer to Purchase), the Offer and the Merger and (c) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to, and subject to the terms and conditions of, the Offer.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension or any amendment to the Offer or any delay in paying for such Shares. Payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely book-entry confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal.

     If by the Expiration Date (as defined below), any of or all the conditions to the Offer have not been satisfied or waived, Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), reserves the right (but shall not be obligated) to (a) terminate the Offer and return all tendered Shares to tendering shareholders, (b) except with respect to the Minimum Condition, waive such unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date or (c) to extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; provided that Purchaser will not be permitted to extend the Offer beyond July 2, 2004 without the prior written consent of the Company. The term “Expiration Date” means 12:00 midnight, New York City time, on March 25, 2004, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser shall expire. Purchaser intends to include a subsequent offering period of no less than three business days in the event that the Minimum Condition and all other conditions to the Offer have been satisfied or waived as of the Expiration Date pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Under the terms of the Merger Agreement, Purchaser may not, without the prior written consent of the Company, (a) reduce the number of Shares subject to the Offer, (b) reduce the price per Share to be paid pursuant to the Offer, (c) change or waive the Minimum Condition, (d) add any other conditions to the Offer other than the conditions set forth in the Merger Agreement, or modify any conditions set forth in the Merger Agreement, or amend, modify or supplement any other terms of the Offer in any manner adverse to the Company’s shareholders, (e) change the form of consideration payable in the Offer or (f) extend the Offer beyond July 2, 2004.

     If Purchaser extends the Offer, Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, also may be withdrawn at any time after March 25, 2004. Except as otherwise provided in Section 3 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

     The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction to the recipient shareholder for U.S. federal income-tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a shareholder who receives cash in exchange for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for U.S. federal income-tax purposes equal to the difference between the amount of cash received and such shareholder’s adjusted tax basis in the Shares exchanged therefor. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income-tax consequences of the Offer and the Merger see Section 5 of the Offer to Purchase.

     The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below, and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Mackenzier Partners, Inc. {Logo}

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885
E-mail: proxy@mackenziepartners.com

February 26, 2004